Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro Rural Holdings Limited Announces

Resignation of a Director

NEW YORK, (MARKETWIRE) – November 26, 2014 – The Board of Directors of China Metro-Rural Holdings Limited (NYSE MKT: CNR) (the “Company”) today has announced that Ms. Leung Wai Yan (“Ms. Leung”) has tendered her resignation as a member of the Board of Directors, to be effective November 26, 2014. Ms. Leung served as a director of the Company since March 22, 2010 until her resignation.

“We are thankful for Ms. Leung for her contributions in our overall business direction to CNR in past years. CNR will continue its strategic focus on growing revenues and maintaining profitability,” said Mr. Sam Sio, CEO and Chairman of the Board.

The Board of Directors of the Company has accepted Ms. Leung’s resignation and Ms. Leung confirmed that she do not have any disagreement with the Board of Directors and there are no other matters related to her resignation that need to be brought to the attention of the shareholders of CNR or the United States Securities and Exchange Commission.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—	Investor Relations Department
Phone: (852) 2111 3815	E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

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